EXHIBIT 21.1

Mentor Capital, Inc. Subsidiaries

The companies listed below are the majority-owned subsidiaries of the registrant as of December 31, 2019.

Name of Subsidiary	% of ownership	State in which Incorporated
Waste Consolidators, Inc.	51%	Colorado
Mentor IP, LLC	100%	South Dakota
Mentor Partner I, LLC	100%	California
Mentor Partner II, LLC	100%	California
Mentor Partner III, LLC	100%	California
Mentor Partner IV, LLC	100%	California